Exhibit 99.1

AMEX:ROY	NR 08-08
TSX:IRC	July 14, 2008

INTERNATIONAL ROYALTY

COMPLETES RIO TINTO AUSTRALIAN ROYALTY ACQUISITIONS

DENVER, COLORADO – July 14, 2008 – International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company" or “IRC”) today announced the closing of the Australian royalties from IRC’s December 2007 acquisition of the Rio Tinto royalty portfolio, following receipt of the Australian Foreign Investment Review Board approval and the expiration of all existing first rights of refusals. These first rights of refusal existed on the Bell Creek and Merlin Orbit royalties.  Completion of this transaction brings IRC’s total royalty count to approximately 80 royalties.  Selected details on the acquired Australian royalties are shown below.

Name	Location	Operator	Commodity	Rate and Type	Project Stage
Avebury	Tasmania	OZ Minerals Ltd. (Zinifex Ltd.)	Ni	2.0% NSR	Development
Bell Creek	Queensland	Metallica Minerals Ltd.	Ni	AU$1.00/$2.00 per tonne	Feasibility
Westmoreland	Queensland	Laramide Resources Ltd.	U	1.0% NSR	Feasibility
Melba Flats	Tasmania	OZ Minerals Ltd. (Zinifex Ltd.)	Ni, Cu, Co, PGMs	2.0% NSR	Exploration
Merlin Orbit	Northern Territories	North Australian Diamonds Ltd.	Diamonds	1.0% GOR	Exploration

Furthermore, a number of IRC development stage royalties are progressing toward production, as set out below.

Mercator Gold PLC’s Meekatharra operation achieved commerical gold production in October 2007 and continues to ramp up to a production rate of 120,000 ounces of gold per year1.  IRC holds variable royalty interests on this mine.

The 2.0% NSR Avebury royalty is expected to become IRC’s next producing royalty.  According to the operator, this project is scheduled to begin production in the third quarter of 20082, with IRC expecting to receive its first royalty payments in the fourth quarter.

Other IRC royalties coming into production within the next 12 months include the Las Cruces (4Q 2008)3, Gwalia Deeps (4Q 2008)4, and Belahouro projects (1Q 2009)5. In addition, the Legacy Sand project continues to increase production and is expected to ramp up to full production by the end of 2009. At today’s spot prices6, successful commissioning of these projects could generate cumulative annual revenues of approximately US$19 million.  IRC’s remaining development-stage royalty is a sliding-scale royalty on the Chilean portion of Barrick Gold’s Pascua-Lama gold project.  Barrick has stated that Pascua production is expected to start three years after mine construction.7

1.

Mercator Gold PLC press release, August 9, 2007

2.

Zinifex Ltd. Investor presentation,

http://www.zinifex.com/common/files/INV_SP_2008_Merrill_Lynch_Mining_Conference.pdf

3.

http://www.inmetmining.com/ouroperations/development/LasCruces/default.aspx

4.

St Barbara Ltd March 08 Quarterly Report, April 23, 2008

5.

Goldbelt Resources Ltd. news release October 4, 2007

6.

For purposes of illustration, assumes US$9.35/lb Ni, US$3.70/lb Cu, US$40.00/lb Co and US$925/oz Au. Individual contributions to projected revenue include, Avebury: US$2.5 million/year, Las Cruces: US$8.2 million/year, Meekatharra: US$1.7 million/year, Gwalia Deeps: US$2.8 million per year and Belahouro: US$3.9 million/year.

7.

http://www.barrick.com/CorporateResponsibility/KeyTopics/PascuaLama/PascuaLamabrQA/default.aspx

International Royalty Corporation

International Royalty Corporation (IRC) is a global, diversified mineral royalty company. Key assets in IRC’s portfolio of approximately 80 royalties include an effective 2.7% NSR royalty on the Voisey's Bay mine, a 0.47%-3.15% sliding-scale NSR royalty on the Pascua gold project in Chile, a 1.5% NSR royalty on the Las Cruces copper project in Spain and a 1.5% NSR royalty on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's expectations as to royalty revenue from the Meekatharra project and the production start dates for the Pascua-Lama, Gwalia Deeps, Avebury, Las Cruces and Belahouro projects on which IRC has royalties. Financial information contained in this press release is unaudited. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production.  IRC’s forward-looking statements in this release regarding royalty revenue, ongoing production and royalties, anticipated production and the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties. The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements unless required by law. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.